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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                        Fronteer Financial Holdings, Ltd.
                    ----------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   359031 10 1
                                ----------------
                                 (CUSIP Number)

                  Gary L. Cook, 1700 Lincoln Street, 32nd Floor,
                         Denver, CO 80203 (303) 860-1700
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 2, 1999
                 ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Holdings Company Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong and Singapore
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  250,000 - less than 1%
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    42,095,655 - 67.9%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                          250,000 - less than 1%
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          42,095,655 - 67.9%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       50,345,655
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       81.2%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Capital [S] Private Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Singapore
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   4,693,141 - 7.8%
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    37,402,514 - 60.3%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           4,693,141 - 7.8%
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          37,402,514 - 60.3%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       50,345,655
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       81.2%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Finance Company Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   37,402,514 - 60.3%
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                     37,402,514 - 60.3%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           37,402,514 - 60.3%
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          37,402,514 - 60.3%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       50,345,655
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       81.2%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fai H. Chan
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  8,000,000 - 12.9%
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    50,345,655 - 81.2%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           8,000,000 - 12.9%
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          50,345,655 - 81.2%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       50,345,655
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       81.2%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
  -------------------------------------------------------------------------

     ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 3 to Schedule 13D relates to the $0.01 par value common stock of Fronteer Financial Holdings, Ltd. ("Issuer"). The address of the principal executive offices of the issuer is 1700 Lincoln Street, 3rd Floor, Denver, Colorado 80203. The purpose of filing this Amendment is to report the issuance of an option to purchase 8,000,000 shares of the $0.01 par value common stock of the Issuer ("Common Stock") to Fai H. Chan and the issuance of 442,609 shares of Common Stock to Heng Fung Finance Company Limited.

     ITEM 2. IDENTITY AND BACKGROUND.

     I-A. (a) Heng Fung Holdings Company Limited ("Heng Fung Holdings")

          (b) The principal office address of Heng Fung Holdings is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal business of Heng Fung Holdings is a holding company.

          (d) During the last five years, Heng Fung Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Holdings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Heng Fung Holdings is a Hong Kong corporation.

     I-B. (a) Fai H. Chan is a director, Chairman, Managing Director and control person of Heng Fung Holdings.

          (b) The business address of Fai H. Chan is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Fai H. Chan is Chairman and Managing Director of Heng Fung Holdings Company Limited and its subsidiaries.

          (d) During the last five years,  Fai H. Chan has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

          (e) During the last five years, Fai H. Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Fai H. Chan is a Canadian citizen.

     I-C. (a) Kwok Jen Fong is a director of Heng Fung Holdings.

          (b) The business address of Kwok Jen Fong is 7 Temasek Boulevard, #43-03 Suntec Tower One, Singapore 038987.

          (c) The principal occupation of Kwok Jen Fong is advocate, solicitor and managing partner of Fong Jeya Partnership.

          (d) During the last five years,  Kwok Jen Fong has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Kwok Jen Fong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Kwok Jen Fong is a Singaporean citizen.

     I-D. (a)Mabel Keow Yoke Chan is a director and an Executive Director of Heng Fung Holdings.

          (b) The business address of Mabel Keow Yoke Chan is 10th Floor, Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Mabel Keow Yoke Chan is Executive Director of Heng Fung Holdings.

          (d) During the last five years, Mabel Keow Yoke Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mabel Keow Yoke Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mabel Keow Yoke Chan is a Canadian citizen.

     I-E. (a) Mary-ann Sook Jin Chan is a director and an Executive Director of Heng Fung Holdings.

          (b) The business address of Mary-ann Sook Jin Chan is 10th Floor, Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Mary-ann Sook Jin Chan is an Executive Director of Heng Fung Holdings.

          (d) During the last five years, Mary-ann Sook Jin Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mary-ann Sook Jin Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mary-ann Sook Jin Chan is a British citizen.

     I-F. (a) Suk King Chan is the Secretary of Heng Fung Holdings.

          (b) The business address of Suk King Chan is Hang Seng Building, Rooms 706-707, 77 Des Voeux Road Central, Hong Kong.

          (c) The principal occupation of Suk King Chan is Senior Manager, Corporate Services, and Consultant of Graham H.Y. Chan & Co., CPA.

          (d) During the last five years,  Suk King Chan has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Suk King Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Suk King Chan is a Chinese citizen.

     I-G. (a) Man Tak Lau is the Financial Controller of Heng Fung Holdings.

          (b) The business address of Man Tak Lau is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Man Tak Lau is Financial Controller of Heng Fung Holdings.

          (d) During the last five years,  Man Tak Lau has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

          (e) During the last five years, Man Tak Lau has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Man Tak Lau is a British, Hong Kong citizen.

     I-H. (a) Robert H. Trapp is a director of Heng Fung Holdings.

          (b) The business address of Robert H. Trapp is 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

          (c) The principal occupation of Robert H. Trapp is Managing Director of the Issuer and President of American Fronteer Financial Corporation.

          (d) During the last five years, Robert H. Trapp has not been convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Robert H. Trapp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Robert H. Trapp is a Canadian citizen.

     II.  (a) Fai H. Chan

          (b) through (f) - See Item I-B above.

    III-A.(a) Heng Fung Capital [S] Private Limited ("Heng Fung Private")

          (b) The principal office address of Heng Fung Private is 7 Temasek Boulevard, #43-03 Suntec Tower One, Singapore 038987.

          (c) The principal business of Heng Fung Private is an investment holding company.

          (d) During the last five years, Heng Fung Private has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Private has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Heng Fung Private is a Singaporean corporation.

    III-B.(a) Fai  H. Chan,  a director,  Chairman and Managing Director of Heng
     Fung Private

          (b) through (f) - See Item I-B above.

    III-C.(a) Mabel Keow Yoke Chan is a director of Heng Fung Private.

          (b) through (f) - See Item I-D above.

    III-D.(a) Kwok Jen Fong is a director of Heng Fung Private.

          (b) through (f) - See Item I-C above.

    III-E.(a) Heng Fung Holdings is sole shareholder of Hung Fung Private.

          (b) through (f) - See Item I-A above.

     IV-A (a) Heng Fung Finance Company Limited ("Heng Fung Finance")

          (b) The principal office address of Heng Fung Finance is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal business of Heng Fung Finance is finance.

          (d) During the last five years, Heng Fung Finance has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Finance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Heng Fung Finance is a Hong Kong corporation.

     IV-B.(a) Fai H. Chan is a director, Chairman and Managing Director of Heng Fung Finance.

          (b) through (f) - See Item I-B above.

     IV-C.(a) Mabel Keow Yoke Chan is a director and Secretary of Heng Fung Finance

          (b) through (f) - See Item I-D above.

     IV-D.(a) Man Tak Lau is a director of Heng Fung Finance.

          (b) through (f) - See Item I-G above.

     IV-E.(a) Heng Fung Private is the sole shareholder of Hung Fung Finance.

          (b) through (f) - See Item III-A above.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Amendment No. 3 to Schedule 13D, Heng Fung Holdings, through its subsidiaries, Heng Fung Private and Heng Fung Finance, beneficially owns 42,345,655 shares ("Shares") of the Common Stock of the Issuer which constitute approximately 70.2% of the outstanding Common Stock of the Issuer.

     In December 1997, Heng Fung Finance purchased from the Company a $4,000,000 10% Convertible Debenture and received an option to purchase up to an additional $11,000,000 10% Convertible Debenture. Subsequently, Heng Fung Finance partially exercised the option and purchased additional 10% Convertible Debentures totaling $2,500,000. On September 23, 1998, Heng Fung Finance and the Company agreed to amend the terms of the remaining $8,500,000 of the $11,000,000 10% Convertible Debenture by increasing the interest rate to 12%, changing the conversion price to the lower of $.35 or the fair market value per share, and changing the default conversion price to $0.10 per share. Also on September 23, 1998, Heng Fung Finance partially exercised its option to purchase $8,500,000 of 12% Convertible Debentures by purchasing a $500,000 12% Convertible Debenture from the Company.

     As a result of the above, the Shares include 7,529,412 shares underlying the presently convertible $4,000,000 10% Convertible Debenture owned by Heng
Fung Finance, 2,459,016 shares underlying a presently convertible $1,500,000 debenture owned by Heng Fung Finance, 1,639,344 shares underlying the presently convertible $1,000,000 10% Convertible Debenture owned by Heng Fung Finance, 1,428,571 shares underlying the presently convertible $500,000 12% Convertible Debenture owned by Heng Fung Finance, and 22,857,143 shares underlying $8,000,000 of 12% Convertible Debentures that Heng Fung Finance has the right to purchase and that will be convertible at any time after they are purchased. Fai
H. Chan, an officer and director of the Issuer and an officer and director of Heng Fung Holdings, Heng Fung Private and Heng Fung Finance, beneficially owns approximately 10.73% of the outstanding stock of Heng Fung Holdings. Accordingly, Mr. Chan may be deemed to have shared voting and dispositive power over the Shares, and as a result, he is considered to be a beneficial owner of the Shares.

     In addition Mr. Chan received, as compensation for services to the Issuer as its chairman of the Board and President, an option to purchase 8,000,000 shares of the Common Stock of the Issuer.

     (b) Heng Fung Holdings, through its subsidiaries, Heng Fung Private and Heng Fung Finance, has shared voting and dispositive power over the Shares. Fai
H. Chan has shared voting and dispositive power over the Shares and the shares of Common Stock of the Issuer underlying his 8,000,000 option. Heng Fung Private, by itself and through its subsidiary, Heng Fung Finance, has shared voting and dispositive power over 42,095,655 of the Shares. Heng Fung Finance has shared voting and dispositive power over 37,402,514 of the Shares.

     (c) On February 3, 1999, the Issuer issued 442,609 shares of its Common Stock to Heng Fung Finance in payment of $198,111.11 of interest due on December 31, 1998, on the convertible debentures mentioned in Item 5(a) above.

     On January 28, 1999, the Issuer issued to Fai H. Chan, as compensation for services to the Issuer as its Chairman of the Board and President, an option to purchase 8,000,000 shares of Common Stock of the Issuer at an exercise price of $0.30 per share.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or Fai H. Chan's 8,000,000 option.

     (e) Not applicable.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Agreement to File One Statement on Schedule 13D.

     Exhibit 2 - Closing Agreement among Fronteer Financial Holdings, Ltd., Heng Fung Finance Company Limited, Heng Fung Capital [S] Private Limited and certain shareholders of Fronteer Financial Holdings, Ltd., dated December 17, 1997, incorporated by reference to Exhibit 2 to the Reporting Person's Schedule 13D filed March 11, 1998.

     Exhibit 3 - $4,000,000 10% Convertible Debenture Purchase Agreement dated December 17, 1997, incorporated by reference to Exhibit 3 to the Reporting Person's Schedule 13D filed March 11, 1998.

     Exhibit 4 - Stock Purchase Agreement between R. A. Fitzner and Heng Fung Capital [S] Private Limited dated December 17, 1997 (for 3,556,777 shares), incorporated by reference to Exhibit 4 to the Reporting Person's Schedule 13D filed March 11, 1998.

     Exhibit 5 - Stock Purchase Agreement between R. A. Fitzner and Heng Fung Capital [S] Private Limited dated December 17, 1997 (for 312,261 shares), incorporated by reference to Exhibit 5 of Reporting Person's Schedule 13D filed March 11, 1998.

     Exhibit 6 - Stock Purchase Agreement between Dorothy Englebrecht and Heng Fung Capital [S] Private Limited dated December 17, 1997, incorporated by reference to Exhibit 6 to Reporting Person's Schedule 13D filed March 11, 1998.

     Exhibit 7 - Stock Purchase Agreement between Stephen M. Fishbein and Heng Fung Capital [S] Private Limited dated December 17, 1997, incorporated by reference to Exhibit 7 to Reporting Person's Schedule 13D filed March 11, 1998.

     Exhibit 8 - Stock Purchase Agreement between Robert L. Long and Heng Fung Capital [S] Private Limited dated December 17, 1997, incorporated by reference to Exhibit 8 to Reporting Person's Schedule 13D filed March 11, 1998.

     Exhibit 9 - Amendment No. 1 to $4,000,000 10% Convertible Debenture Purchase Agreement dated September 23, 1998 between Fronteer Financial Holdings, Ltd. and Heng Fung Finance Company Limited, incorporated by reference to Exhibit 9 to Reporting Person's Schedule 13D filed November 19, 1998.

     Exhibit 10 - Guaranty Agreement dated November 18, 1998 between Fronteer Financial Holdings, Ltd. and Heng Fung Holdings Company Limited, incorporated by reference to Exhibit 9 to Reporting Person's Schedule 13D filed November 19, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                HENG FUNG HOLDINGS COMPANY LIMITED
                                a Hong Kong corporation

Date:  March 28, 1999
                                By: /s/ Fai H. Chan
                                    -------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director

                                HENG FUNG CAPITAL [S] PRIVATE LIMITED
                                a Singaporean corporation


                                By: /s/ Fai H. Chan
                                    -------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director


                                HENG FUNG FINANCE COMPANY LIMITED
                                a Hong Kong corporation


                                By:  /s/ Fai H. Chan
                                    -------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director



                                /s/ Fai H. Chan
                                -----------------------------------------------
                                Fai H. Chan, individually